Sit Investment Associates

Mutual Funds Newsletter

Spring 2007



A Few Words from Gene Sit

Eugene C. Sit, CFA
Chairman

Growth stocks have produced positive returns since 2002, but it has been seven years since they last outperformed their value counterparts on an annual basis. Growth stocks may regain the upper hand as the economy cools and recent high corporate earnings begin to slow.

The strong growth that the U.S. economy has experienced over the past several years is anticipated to moderate in 2007. The expected economic slowing will be brought on, in part, by the slowdown in housing and elevated energy prices. These and other factors will reduce consumer discretionary spending. Low unemployment, continued business spending, and other economic factors should balance the negatives and provide for a "soft landing" with a lower rate of economic growth.

The slowing economic environment in the near-to-intermediate term should favor growth companies, as they are less reliant on the overall economy to sustain profit growth. Strong or consistent demand for their products/services due to factors such as market niche, technological advantages or unique offerings drive sales even in a slower economy.

So far this year the investing environment has generally tended to favor stocks with higher price-to-earnings (P/E) ratios and earnings growth rates – financial characteristics usually associated with growth stocks. While this short period does not constitute a trend, it may signal a change in leadership from value to growth stocks. The Russell 1000®, Russell Mid Cap® and Russell 2000® Growth indices have all outperformed their value counterparts in 2007 through April 30th.

As growth investors, we expect our portfolios to benefit from this investing environment. Relative to their benchmarks, Sit equity portfolios have comparable or higher projected 5-year earnings growth rates. Portfolio valuations, as measured by average P/E to 5-year earnings growth rates (PEG ratio), are similar to or lower than their benchmarks.

More economically sensitive companies should see their earnings slow in 2007 while growth companies maintain their higher earnings.

FUND FOCUS: SIT LARGE CAP GROWTH FUND

The Sit Large Cap Growth Fund is one of the two original Sit Mutual Funds launched in September 1982. Formerly the Sit "New Beginning" Income and Growth Fund, the Fund outperformed its benchmark, the Russell 1000® Growth Index, for the one-, five-, and ten-year periods as of March 31, 2007.

Morningstar®, Inc., an independent evaluator of mutual funds, placed the Sit Large Cap Growth Fund in the 18th percentile of its large growth category (comprised of 1,390 funds) for the three-year period ended March 31, 2007.

Fund Managers Gene Sit, Peter Mitchelson, Roger and Ron Sit focus on "blue chip" stocks with long records of earnings and revenue growth. While large growth companies have generally not been in favor in recent years, the Fund's managers believe investor sentiment will change due to several factors. First, large growth companies are more attractively valued today than they have been relative to their value counterparts. Second, based on faster economic growth outside the U.S. and a somewhat weaker U.S. dollar, larger companies with international exposure are expected to attract investors. Third, investors have gravitated towards growth companies that have historically produced consistent, double-digit earnings growth even under less favorable economic conditions, such as the current slowing economy.

Based on a belief in an improving growth investment environment, as discussed in the previous article, the Fund's managers continue to emphasize traditional growth sectors, particularly health care and technology, and have added capital goods and financial firms that are benefiting from strong growth trends outside the U.S.

For a list of portfolio sector allocations, top ten holdings and Fund performance information as of March 31, 2007, see page four of this newsletter or visit our website at www.sitfunds.com.

Investment Outlook and Strategy Summary *by Peter L. Mitchelson, CFA, Vice-Chairman*



First quarter 2007 financial market returns were generally positive with equity performance in the Latin America region being among the best. Equity market strength continued in April in quite robust fashion. An update of major trends is provided below.

Economic Outlook

As we have been expecting, the U.S. economy is destined to slow in 2007 following a very satisfactory year of +3.3 percent real GDP growth in 2006. The problems in the housing sector have been a well-known drag on activity and business capital spending showed signs of deceleration in the fourth quarter. Economists had been trimming their forecasts of first quarter real GDP growth, but the initial estimate of the quarter's growth rate of only +1.3 percent (annualized) released on April 27th was a disappointment to all.

Needless to say, there were some surprises in the GDP report, including uncharacteristic volatility in several components. Housing continued to be a major negative, subtracting nearly a full percentage point from aggregate growth (however, it detracted less than in the previous two quarters). Change in inventories subtracted 30 basis points from growth, which was far less than in the previous quarter, but still negative. Our historical analysis of inventories shows it is very unusual for inventories to remain negative for more than two quarters, so this component should turn positive soon. Surprisingly, national defense outlays pared over 30 basis points from growth, exhibiting abnormal volatility, particularly in a wartime environment. The biggest surprise, however, was in exports, which declined following 14 straight quarters of gains that contributed an average +0.87 percentage points to growth in each quarter. The only sector that came through as expected, and solidly, was consumer spending, which advanced at a quarterly annualized rate of +3.8 percent. However, this key component ended the quarter with a whimper as March personal consumption expenditures turned slightly negative, presaging a relatively weak second quarter.

Our expectation is that some of the unusual statistical volatility observed in the first quarter GDP report should normalize in coming quarters. Nevertheless, it cannot change the reality that average real GDP growth in 2007 will be considerably below last year's pace, we forecast in the neighborhood of +2 percent. Barring some external event of major proportion, we believe a recession is unlikely given currently low unemployment, low interest rates and solid economic performance outside the U.S.

Fixed Income

During the first quarter of 2007, longer-term bond yields rose while yields declined for bonds with 3-year maturities or less. This steepening of the yield curve reflected increased investor anticipation of a cut in the federal funds rate later this year in response to weaker economic data, which was reinforced by the slower domestic GDP data released in late April. Changes in the Federal Reserve's statement accompanying its March 21st decision to leave the federal funds rate unchanged at 5.25 percent supported a weaker growth scenario. Specifically, the Fed's previous quite positive statement of "Recent indicators have suggested somewhat firmer growth, and some tentative signs of stabilization have appeared in the housing market" was downgraded to "Recent indicators have been mixed and the adjustment in the housing market is ongoing."

Despite the central bank's reassessment of the economy's near-term growth prospects, it remains concerned about inflation. One of its preferred price measures is the core (ex food and energy) personal consumption expenditure (PCE) deflator, which is shown in the chart below. As can be seen, it has been running above the upper end of the Fed's comfort zone of +2.0 percent year-over-year change. The words employed in the March 21st statement addressing inflation stated "In these circumstances, the committee's predominant policy concern remains the risk that inflation will fail to moderate as expected." It is encouraging that the real PCE report for March showed the yearly change in the PCE deflator decelerating to +2.1 percent, just slightly over the Fed's target. If the PCE deflator continues to subside, the Fed will be in a position to begin cutting interest rates. In structuring fixed income portfolios, we are emphasizing securities that will outperform in a steepening yield curve environment.


Core PCE Deflator (last obs. March 2007)

Equity Markets

During the first quarter of 2007, the domestic stock market dealt with a number of issues, including the impact of difficulties in the subprime mortgage sector. The level of anxiety increased in late February when former Federal Reserve Chairman Alan Greenspan suggested there was a meaningful possibility of a U.S. recession in the latter half of 2007. The following day the Shanghai Stock Exchange experienced a one-day downdraft of -8.8 percent and tremors from the correction in Shanghai then rippled through global financial markets. In the scheme of historic market sell-offs, however, the one in the last week of February was comparatively minor. A key factor was that the Shanghai stock market is restricted to Chinese domestic investors, effectively isolating it from other financial markets.

Since then, equity markets have been in a recovery mode, making gradual progress in March and then advancing robustly in April, even in the face of mixed economic reports evidencing slower growth, political wrangling, disappointing news from Iraq and sharply rising oil prices. On the positive side of the ledger, first quarter earnings reports released through April generally were much stronger than expected.

One of the favorable underpinnings for equities is valuation. It is interesting to note that even though the S&P 500 Index total return for the 12 months ended March 31st was nearly +12 percent, the price-earnings ratio for the Index, based on projected next-12-month earnings, was exactly the same as it was a year ago, 14.5 times earnings. Profit growth for the full year 2007 is expected to be positive, but considerably slower than in 2006. This should produce a favorable environment for growth stocks because the high and sustainable earnings growth rates of these companies will compare favorably. We note that during April, growth company market indices across all capitalization sizes exceeded their value counterparts and it has been true for the first four months as well. In structuring equity portfolios, we are maintaining overweighted positions in traditional growth sectors of healthcare and technology and underweights in consumer durables, utilities and finance.

Sit Mutual Funds Performance Summary: First Quarter 2007

Equity Funds

U.S. equities overcame a mid-quarter correction to post modest gains for the first three months of 2007. Once again, small and mid cap stocks were the market leaders, with the Russell MidCap® Index outperforming the S&P 500 Index by nearly four percentage points during the quarter. We are pleased to report that all of the domestic Sit Equity Funds posted strong returns that were ahead of primary benchmarks during the quarter.

We continue to believe that the U.S. economy is currently in a "mid cycle" slowdown brought on by deteriorating conditions in the housing market. It is our view, however, that there are enough offsetting positives to support gains in corporate earnings – and stock prices – for the remainder of 2007. Consumer spending continues to be supported by solid employment gains and wage increases, while healthy economic growth in many regions outside the U.S. is boosting export activity. Importantly, equities continue to appear attractively valued (particularly relative to bonds) and there is potential for an expansion of price-to-earnings ratios if investors begin to anticipate a reduction in interest rates by the Federal Reserve. Despite investor concerns over decelerating corporate earnings growth in 2007, this has largely been "priced in" to stock valuations, as consensus earnings estimates have been reduced in recent months. In light of our relatively optimistic projections of economic growth, we believe current earnings expectations for 2007 are achievable and may actually prove to be too low.

While growth and value indices performed similarly well during the first quarter of 2007, we believe attractive fundamentals (e.g., relative valuations, earnings growth) will eventually lead to sustained outperformance of growth stocks. While we have maintained significant weightings in high growth sectors such as health care and technology, the Sit Funds remain well diversified, as we see strong earnings growth prospects for many companies outside of these traditional growth sectors. For example, we continue to maintain a significant commitment to the energy sector, including oil service companies, as we believe supply/demand imbalances will lead to sustained high energy prices and exploration activity for some time to come. We also expect capital goods companies to continue to benefit from global "infrastructure" spending (e.g. roads, water/wastewater, power), particularly in developing economies.

In our view, the global equity market declines that occurred on February 27th were a healthy market correction, recognizing underlying causes of heady valuations in Asia ex-Japan and a softening U.S. economy with potential subprime fallout. Global equity markets rebounded strongly in March from the late-February decline with more defensively-oriented stocks leading the way, versus more aggressively-oriented stocks in the first two months of the quarter. Within this context, the Sit international equity funds rebounded nicely in March and continued the upward path seen in 2006. The regions of strength were Latin America and Asia ex-Japan, driven by healthy consumer spending and high energy prices. On a sector basis, industrials performed well, driven by emerging markets. Additionally, telecommunication, materials, and energy holdings appreciated meaningfully in the quarter.

Within developed markets, the European weight further increased, given the healthy European economies, favorable exchange rates, reform-oriented politicians, decreasing corporate tax rates, relatively limited geopolitical exposure, increasing liquidity, and reasonable valuation levels. The Asia ex-Japan region comprises sectors that benefit from consumer demand in China, consumption and business investment in India, and domestic demand in commodity-exporting countries. In particular, China is a mainstay in portfolios, a result of very favorable demographics. Japan holdings are a diversified portfolio of globally dominant, conservative and domestic consumption growth, and restructuring companies. Elsewhere, the Latin American holdings are comprised primarily of energy-related and domestic consumption stocks. Our sector overweights remain information technology, energy, health care, and consumer staples, placing emphasis on companies with rising ROEs, high free cash flow yields, and rising earnings and dividends.

Fixed Income

The first quarter of 2007 was a period of relative stability for interest rates and bond fund returns. The Federal Reserve continued to maintain stable short-term interest rates, removed their tightening bias at the March meeting, and adopted a balanced view reflecting slowing economic growth and continued inflation pressures.

The Sit U.S. Government Securities Fund outperformed its benchmark during the quarter primarily because of its higher level of interest income. The Fund's large holdings of mortgage pass-through securities were the primary source of that income advantage. The Fund's holdings of Treasury bonds detracted from performance because of their low income return and weaker price performance.

On the municipal side, short and intermediate duration bonds produced higher returns than longer duration bonds because there was some steepening of the municipal yield curve during the quarter. All three Sit Tax Free Income Funds outperformed during the quarter because they experienced less price depreciation and higher income returns than their benchmarks. Five of the Funds' six largest weighted sectors outperformed the benchmark, with only the Multi-Family Housing sector trailing the benchmark return.

The Sit Minnesota Tax-Free Income Fund earned above-benchmark returns across all eight of the largest sectors in which the Fund invests. Furthermore, returns varied little across all of the sectors in which the Fund invested. Because of the relative stability of bond yields during the quarter, the Fund's income return remained the primary factor in its total return.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Indices.

Sit Large Cap Growth Fund

(SNIGX)

Inception 9/2/82

Portfolio Managers
Eugene D. Sit, CFA
Peter L. Mitchelson, CFA
Roger J. Sit
Ronald D. Sit, CFA

Net Asset Value
3/31/07: $41.01 Per Share
12/31/06: $40.41 Per Share

Total Net Assets
$111.6 Million

Weighted Avg. Mkt. Cap
$77.3 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Avg. Annual Total Returns (%)*			
3 Month**	1.48%	1.18%	1.22%
6 Month**	7.83	7.18	8.26
1 Year	7.35	7.05	11.84
5 Years	5.07	3.47	6.92
10 Years	5.67	5.51	8.61
Inception***	11.01	11.87	13.51
Cumulative Total Returns (%)*			
1 Year	7.35%	7.05%	11.84%
5 Years	28.06	18.62	39.76
10 Years	73.66	71.01	128.39
Inception***	1209.74	1476.36	2154.98

**As of 3/31/07*
***Not Annualized*
****On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.*

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 15.5
Electronic Technology 11.0
Health Technology 10.9
Producer Manufacturing 8.8
Energy Minerals 7.6
Technology Services 7.3
Consumer Services 6.5
Retail Trade 5.4
Sectors Less than 5.0% 20.3
Cash and Other Net Assets 6.7

Top Five Stock Holdings

1. General Electric Co.
2. Genentech, Inc.
3. Cisco Systems, Inc.
4. Citigroup, Inc.
5. Comcast Corp

Total Number of Holdings: 82

Sit Mid Cap Growth Fund

(NBNGX)

Inception 9/2/82

Portfolio Managers
Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
3/31/07: $14.57 Per Share
12/31/06: $13.98 Per Share

Total Net Assets
$192.2 Million

Weighted Avg. Mkt. Cap
$12.6 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Avg. Annual Total Returns (%)*			
3 Month**	4.22%	3.96%	4.37%
6 Month**	12.25	11.18	12.38
1 Year	7.45	6.90	11.79
5 Years	8.10	9.45	12.90
10 Years	7.80	9.44	12.71
Inception	13.69	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	7.45%	6.90%	11.79%
5 Years	47.62	57.05	83.47
10 Years	112.02	146.54	230.82
Inception	2247.15	N/A	N/A

**As of 3/31/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)


Health Technology 14.2
Technology Services 13.2
Electronic Technology 11.7
Finance 9.2
Producer Manufacturing 7.9
Energy Minerals 6.1
Sectors Less than 6% 36.2
Cash and Other Net Assets 1.5

Top Five Stock Holdings

1. Coach, Inc.
2. Celgene Corp.
3. XTO Energy, Inc.
4. Precision Castparts Corp.
5. Smith International, Inc.

Total Number of Holdings: 84

Sit Small Cap Growth Fund
(SSMGX)
Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matt T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
3/31/07: $36.17 Per Share
12/31/06: $34.21 Per Share

Total Net Assets
$98.7 Million

Weighted Avg. Mkt. Cap
$3.3 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Avg. Annual Total Returns (%)*			
3 Month**	5.74%	2.47%	1.95%
6 Month**	13.46	11.45	11.02
1 Year	2.62	1.55	5.90
5 Years	8.64	7.88	10.95
10 Years	11.34	6.31	10.23
Inception	13.25	7.81	11.33
Cumulative Total Returns (%)*			
1 Year	2.62%	1.55%	5.90%
5 Years	51.35	46.10	68.10
10 Years	192.76	84.33	164.90
Inception	389.28	161.16	293.22

**As of 3/31/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology
15.8
Electronic Technology
13.4
Technology Services
10.0
Producer Manufacturing
9.0
Industrial Services
7.7
Finance
7.1
Health Services
7.0
Energy Minerals
6.9
Sectors Less than 5%
21.0
Cash and Other Net Assets
2.1

Top Five Stock Holdings

1. Frontier Oil Corp.
2. Coach Inc.
3. Affiliated Managers Group, Inc.
4. Southwestern Energy Co.
5. Celgene Corp.

Total Number of Holdings: 96

Sit Science and Technology Growth Fund
(SISTX)
Inception 12/31/97

Portfolio Managers
Eugene C. Sit, CFA
Matt T. Loucks, CFA
Robert W. Sit, CFA
Mark A. Pepper

Net Asset Value
3/31/07: $10.60 Per Share
12/31/06: $10.75 Per Share

Total Net Assets
$11.8 Million

Weighted Avg. Mkt. Cap
$43.7 Billion

Total Returns (%)

	Sit Science & Technology Growth Fund	NYSE Arca Tech 100 Index	Nasdaq Composite Price Index
Avg. Annual Total Returns (%)*			
3 Month**	-1.40%	0.70%	0.26%
6 Month**	4.64	6.38	7.23
1 Year	-2.66	0.85	3.49
3 Years	2.90	7.27	6.69
5 Years	0.29	5.17	5.59
Inception	0.98	12.75	4.79
Cumulative Total Returns (%)*			
1 Year	-2.66%	0.85%	3.49%
3 Years	8.94	23.44	21.43
5 Years	1.44	28.67	31.22
Inception	9.40	203.44	54.20

**As of 3/31/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Electronic Technology
36.2
Health Technology
28.9
Technology Services
27.3
Sectors less than 5.0%
3.5
Cash and Other Net Assets
4.1

Top Five Stock Holdings

1. Google Inc.
2. Cisco Systems, Inc.
3. Apple Computer
4. Genentech, Inc.
5. Celgene Corp.

Total Number of Holdings: 57

Sit International Growth Fund

(SNGRX)

Inception 1/1/91

Net Asset Value
3/31/07: $17.22 Per Share
12/31/06: $16.87 Per Share

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Total Net Assets
$36.6 Million

Weighted Avg. Mkt. Cap
$57.1 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Avg. Annual Total Returns (%)*			
3 Month**	2.07%	4.95%	4.08%
6 Month**	10.65	14.81	14.85
1 Year	10.58	17.77	20.20
5 Years	8.10	13.47	15.78
10 Years	2.69	5.81	8.31
Inception	5.87	5.51	7.93
Cumulative Total Returns (%)*			
1 Year	10.58%	17.77%	20.20%
5 Years	47.60	88.08	108.07
10 Years	30.39	75.85	122.13
Inception	140.99	129.87	224.39

**As of 3/31/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 25.5
Health Technology 10.2
Consumer Non-Durables 8.3
Communications 6.6
Sectors Less than 6% 48.4
Cash and Other Net Assets 1.0

Portfolio Structure by Region


Europe 57.2 68.2
Asia 35.1 31.8
Other 6.7 0.0
Cash & Other Net Assets 1.0 0.0
Sit Int'l Growth Fund
Morgan Stanley EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Rio Tinto, A.D.R.
3. Veolia Environment
4. Schlumberger, Ltd.
5. NII Holdings, Inc.

Total Number of Holdings: 92

Sit Developing Markets Growth Fund

(SDMGX)

Inception 7/1/94

Net Asset Value
3/31/07: $21.70 Per Share
12/31/06: $21.02 Per Share

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Raymond E. Sit

Total Net Assets
$15.3 Million

Weighted Avg. Mkt. Cap
$33.4 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Avg. Annual Total Returns (%)*			
3 Month**	3.24%	1.79%	1.26%
6 Month**	19.24	19.39	18.69
1 Year	21.23	17.93	18.59
5 Years	19.39	21.46	20.20
10 Years	6.60	6.09	N/A
Inception	6.43	5.33	N/A
Cumulative Total Returns (%)*			
1 Year	21.23%	17.93%	18.59%
5 Years	142.59	164.36	150.90
10 Years	89.54	80.53	N/A
Inception	121.43	93.88	N/A

**As of 3/31/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)


Electronic Technology 13.2
Finance 13.2
Communications 12.4
Non-Energy Minerals 12.1
Energy Minerals 10.0
Sectors Less than 8% 37.8
Cash and Other Net Assets 1.3

Portfolio Structure by Region


Asia 62.6 51.5
Latin America 24.4 20.2
Europe 5.9 15.9
Africa/Middle East 4.6 12.4
North America 1.2 0.0
Cash and Other Net Assets 1.3 0.0
Sit Dev. Mkts. Growth Fund
Morgan Stanley Emerging Mkts. Index

Top Five Stock Holdings

1. Samsung Electronics
2. America Movil, A.D.R.
3. Companhia Vale do Rio Doce, A.D.R.
4. Petroleo Brasliero
5. BHP Billiton, Ltd., A.D.R.

Total Number of Holdings: 75

Sit Dividend Growth Fund[1]

Class I (SDVGX)
Class S (SDVSX)
Inception 12/31/03

	Class I	Class S
Net Asset Value Per Share		
3/31/07:	$13.61	$13.59
12/31/06:	$13.25	$13.24
Total Net Assets (Million)	$31.4	$2.7
Weighted Avg. Market Cap	$76.6 Billion	

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

Total Returns (%)
Sit Dividend Growth Fund

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	2.72%	8.77%	14.48%	13.25%	N/A	12.69%
S&P 500 Index	0.64	7.37	11.82	10.05	N/A	9.81
Class S[1]	2.64	8.62	14.19	N/A	N/A	14.19
S&P 500 Index	0.64	7.37	11.82	N/A	N/A	11.82
Cumulative Total Returns (%)*						
Class I	2.72%	8.77%	14.48%	45.27%	N/A	47.45%
S&P 500 Index	0.64	7.37	11.82	33.30	N/A	35.55
Class S[1]	2.64	8.62	14.19	N/A	N/A	14.19
S&P 500 Index	0.64	7.37	11.82	N/A	N/A	11.82

** As of 3/31/07*
*** Not Annualized*
**** Class I inception 12/31/03; Class S inception 3/31/06.*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance
22.7
Producer Manufacturing
12.1
Health Technology
11.6
Consumer Non-Durables
8.8
Energy Minerals
8.8
Sectors Less than 5%
34.6
Cash and Other Net Assets
1.4

Top Five Stock Holdings

1. General Electric Co.
2. Total S.A.
3. Marathon Oil Corp.
4. Citigroup, Inc.
5. Wells Fargo & Co.

Total Number of Holdings: 87

[1] Class S of the Sit Dividend Growth Fund commenced operations on March 31, 2006; therefore, there is no annualized return information available before this date for this Class. The annual returns shown for the Class I shares for this Fund would be substantially similar to the Class S because both classes of shares are invested in the same portfolio of securities. Annual returns will differ only to the extent that the classes do not have the same expenses.

Sit Balanced Fund

(SIBAX)
Inception 7/1/94

Net Asset Value
3/31/07: $16.25 Per Share
12/31/06: $16.02 Per Share

Total Net Assets
$12.2 Million

Portfolio Managers
Eugene C. Sit, CFA
Peter L. Mitchelson, CFA
Bryce A. Doty, CFA

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Lehman Aggregate Bond Index
Avg. Annual Total Returns (%)*			
3 Month**	1.44%	0.64%	1.50%
6 Month**	6.26	7.37	2.76
1 Year	7.10	11.82	6.59
5 Years	5.45	6.27	5.35
10 Years	6.32	8.20	6.46
Inception	7.64	10.75	6.19
Cumulative Total Returns (%)*			
1 Year	7.10%	11.82%	6.59%
5 Years	30.37	35.51	29.79
10 Years	84.62	120.00	86.92
Inception	165.27	287.15	121.56

**As of 3/31/07*
***Not Annualized*

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets
2.9%
Bonds
33.9%
Equities
63.2%

Top Five Stock Holdings

1. General Electric Co.
2. Schlumberger Ltd.
3. Microsoft Corp.
4. Cisco Systems, Inc.
5. Citigroup, Inc.

Total Number of Holdings: 160

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Net Asset Value
3/31/07: $10.56 Per Share
12/31/06: $10.51 Per Share

Total Net Assets: $198.4 Million
30-Day SEC Yield: 4.98%
12-Month Distribution Rate: 4.61%
Average Maturity: 21.8 Years
Effective Duration: 3.0 Years[1]

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Lehman Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	1.67%	1.53%	1.39%
6 Month**	2.96	2.43	N/A
1 Year	5.81	5.75	5.66
5 Years	3.58	4.29	4.47
10 Years	5.21	5.64	5.52
Inception	6.62	6.77	6.36
Cumulative Total Returns (%)*			
1 Year	5.81%	5.75%	5.66%
5 Year	19.24	23.36	24.42
10 Years	66.24	73.09	71.14
Inception	256.56	266.64	239.85

*As of 3/31/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Collateralized Mortgage Obligations 35.1
FNMA Pass-Through 28.5
FHLMC Pass-Through 13.3
GNMA Pass-Through 13.0
U.S. Treasury 9.2
Sectors less than 5.0% 0.3
Cash & Other Net Assets 0.6

Estimated Average Life Profile



0.6%
83.4%
13.4%
1.3%
1.3%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
3/31/07: $9.72 Per Share
12/31/06: $9.74 Per Share

Total Net Assets: $377.5 Million
30-Day SEC Yield: 4.29%
Tax Equivalent Yield: 6.60%[1]
12-Month Distribution Rate: 3.93%
Average Maturity: 13.9 Years
Duration to Est. Avg. Life: 3.9 Years[2]
Implied Duration: 4.7 Years[2]

Total Returns (%)

	Sit Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	0.81%	0.93%	0.74%
6 Month**	1.81	1.56	N/A
1 Year	4.00	4.29	5.38
5 Years	3.93	4.12	5.35
10 Years	4.52	4.79	5.35
Inception	5.85	5.79	6.39
Cumulative Total Returns (%)*			
1 Year	4.00%	4.29%	5.38%
5 Years	21.26	22.36	29.75
10 Years	55.53	59.73	68.46
Inception	196.63	192.78	214.53

*As of 3/31/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Insured 23.8
Hospital/Health Care 20.1
Other Revenue 14.0
Multifamily Mortgage Revenue 13.8
Education/Student Loan 8.3
Sectors less than 5.0% 16.7
Cash & Other Net Assets 3.3

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.0
A	2.2
BBB	4.1
BB	8.7
<BB	1.6
Total	16.6%



Not Rated 16.6%
Other Assets & Liabilities 3.3%
AAA 29.3%
Less Than BBB 1.9%
AA 3.7%
BBB 29.3%
A 15.9%

[1] For individuals in the 35% federal tax bracket.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
3/31/07: $10.21 Per Share
12/31/06: $10.23 Per Share

Total Net Assets: $289.9 Million
30-Day SEC Yield: 4.34%
Tax Equivalent Yield: 7.25%[1]
12-Month Distribution Rate: 4.17%
Average Maturity: 14.3 Years
Duration to Est. Avg. Life: 4.2 Years[2]
Implied Duration: 4.9 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	0.84%	0.93%	0.71%
6 Month**	1.98	1.56	N/A
1 Year	5.17	4.28	4.78
5 Years	4.88	4.12	4.96
10 Years	4.89	4.79	5.05
Inception	5.18	4.77	4.87
Cumulative Total Returns (%)*			
1 Year	5.17%	4.28%	4.78%
5 Years	26.91	22.36	27.39
10 Years	61.26	59.73	63.74
Inception	96.07	86.11	88.61

*As of 3/31/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care 22.2
Multifamily Mortgage Revenue 22.0
Education/ Student Loan 9.4
Other Revenue 8.9
Insured 8.6
ETM/ PRE-REF 6.6
Industrial/Pollution Control 5.4
Sectors less than 5.0% 11.8
Cash & Other Net Assets 5.1

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.5%
AA	0.7
A	8.9
BBB	18.6
BB	8.0
<BB	0.1
Total	36.8



Other Assets & Liabilities 5.1%
AAA 21.6%
AA 8.1%
A 11.0%
BBB 14.9%
Less Than BBB 2.5%
Not Rated 36.8%

[1] For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Florida Tax-Free Income Fund

(SFLIX)

Inception 12/31/03

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
3/31/07: $9.99 Per Share
12/31/06: $10.00 Per Share

Total Net Assets: $3.7 Million
30-Day SEC Yield: 4.05%
Tax Equivalent Yield: 6.23%[1]
12-Month Distribution Rate: 3.60%
Average Maturity: 12.4 Years
Duration to Est. Avg. Life: 2.6 Years[2]
Implied Duration: 3.6 Years[2]

Total Returns (%)

	Sit FL Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper FL Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	0.82%	0.93%	0.74%
6 Month**	1.64	1.56	N/A
1 Year	3.97	4.28	5.16
3 Years	3.12	2.22	3.96
5 Years	N/A	N/A	N/A
Inception	3.21	2.44	4.07
Cumulative Total Returns (%)*			
1 Year	3.97%	4.28%	5.16%
3 Years	9.64	6.80	12.36
5 Years	N/A	N/A	N/A
Inception	10.82	8.16	13.83

*As of 3/31/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Insured 44.2
Other Revenue 17.6
Multifamily Mortgage Revenue 15.6
Hospital/Health Care 9.3
ETM/PRE-REF 6.5
Sectors less than 5.0% 2.9
Cash & Other Net Assets 3.9

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.0
A	0.0
BBB	0.0
BB	18.2
Total	18.2%



Less Than BBB 1.2%
Other Assets & Liabilities 3.9%
Not Rated 18.2%
AAA 45.2%
BBB 13.9%
A 13.1%
AA 4.5%

[1] For individuals in the 35% federal tax bracket.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

SIT BOND FUNDS - First Quarter Review
Period ended March 31, 2007

Sit Money Market Fund

(SNIXX)

Inception 11/1/93

Portfolio Managers
Michael C. Brilley
Mark H. Book, CFA

Net Asset Value
3/31/07: $1.00 Per Share
12/31/06: $1.00 Per Share

Total Net Assets: $52.5 Million
7-Day Simple Yield: 4.97%[1]
7-Day Effective Yield: 5.09%[1]

Total Returns (%)

	Sit Money Market Fund	3-Month U.S. Treasury Bill	Lipper Money Market Index
Avg. Annual Total Returns (%)*			
3 Month**	1.20%	1.28%	1.17%
6 Month**	2.43	2.56	N/A
1 Year	4.80	5.18	4.72
5 Years	2.20	2.63	2.13
10 Years	3.48	3.70	3.44
Inception	3.80	4.05	3.75
Cumulative Total Returns (%)*			
1 Year	4.80%	5.18%	4.72%
5 Years	11.49	13.83	11.10
10 Years	40.83	43.83	40.24
Inception	64.96	70.45	63.91

*As of 3/31/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Asset-Backed Securities 12.9
Financial Services 12.5
Insurance 9.5
Consumer Loan Finance 8.7
Consumer Non-Durables 8.5
Diversified Finance 8.3
Energy 6.6
Captive Equipment Finance 6.4
Producer Manufacturing 6.1
Sectors less than 5.0% 13.2
Cash & Other Net Assets 7.3

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.



First Tier Securities 100%

An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

[1]The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

2006 SEP IRA CONTRIBUTION STILL POSSIBLE FOR SOME

Are you a business owner? Did you receive an extension on your 2006 taxes? If so, then it's not too late to establish a retirement plan for last year and reduce your taxes. You could set up a SEP IRA and contribute 25% of your income or $44,000, whichever is less. **Call us at 800-332-5580 to get started.**

Are Your Checks Current?

If you own Sit Money Market, U.S. Government Securities, Tax-Free Income, Minnesota Tax-Free Income, and Florida Tax-Free Income Funds, you can write checks ($250 minimum) on your accounts. PNC Bank, our bank since 2003, issues the checks. If you have the check writing option, please verify that the checks are from PNC Bank (see illustration below for location above the signature line).



PNC BANK, DELAWARE WILMINGTON, DELAWARE

Checks issued by Boston Safe Deposit and Trust are no longer honored and should be destroyed.

If you are not signed up for check writing and wish to do so, contact an Investor Services Representative at 800-332-5580 for a check-writing form. Enrollment forms are also available on our website at www.sitfunds.com. Once processed, PNC Bank will send a checkbook to you.

SIT MUTUAL FUND PRICES

Sit Mutual Funds provides its Fund prices (updated Monday through Friday between 4:45 p.m. and 5:30 p.m. CST) on its website and by phone:

- **Website: www.sitfunds.com**

- **Telephone: 800-332-5580**

  Automated: Access to Funds' daily prices is available 24 hours a day.

  Live: Investor Services Representatives can provide current Fund prices from 7:30 a.m. to 5:30 p.m. CST, Monday through Friday.

IRS Warns Taxpayers About Scams *by Steve Benjamin, CEBS, CRPC*

Recently, the Internal Revenue Service identified some blatant tax scams affecting Americans and warned taxpayers to not fall for them. Some of these schemes are listed below.

Trust Misuse

For years unscrupulous promoters have urged taxpayers to transfer assets into trusts. They promise reduction of income subject to tax, deductions for personal expenses and reduced estate or gift taxes. However, some trusts do not deliver the promised tax benefits. There are currently more than 150 abusive trust investigations underway and 49 injunctions have been obtained against promoters since 2001. As with other arrangements, taxpayers should seek the advice of a trusted professional before entering into a trust.

Abuse of Charitable Organizations and Deductions

The IRS continues to observe the use of tax-exempt organizations to improperly shield income or assets from taxation. This can occur when a taxpayer moves assets or income to a tax-exempt supporting organization or donor-advised fund but maintains control over the assets or income. Contributions of non-cash assets continue to be an area of abuse, especially with regard to overvaluation of contributed property. In addition, the IRS is noticing the return of private tuition payments being disguised as charitable contributions.

Phishing

Phishing is a technique used by identity thieves to acquire personal financial data in order to gain access to the financial accounts of unsuspecting consumers, run up charges on their credit cards or apply for loans in their names. These Internet-based criminals pose as representatives of a financial institution — or sometimes the IRS itself — and send out fictitious e-mail correspondence in an attempt to trick consumers into disclosing private information. A typical e-mail notifies a taxpayer of an outstanding refund and urges the taxpayer to click on a hyperlink and visit an official-looking Web site. The Web site then solicits a social security and credit card number. The IRS does not use e-mail to initiate contact with taxpayers about issues related to their accounts. If a taxpayer has any doubt whether a contact from the IRS is authentic, the taxpayer should call 1-800-829-1040 to confirm it.

Disguised Corporate Ownership

Domestic shell corporations and other entities are being formed and operated in certain states for the purpose of disguising the ownership of the business or financial activity. Once formed, these anonymous entities can be, and are being, used to facilitate underreporting of income, non-filing of tax returns, money laundering and other financial crimes. The IRS is working with state authorities to identify these entities and to bring their owners into compliance.

Frivolous Arguments

The IRS continues to investigate promoters of frivolous arguments and to refer cases to the Department of Justice for criminal prosecution. In addition to tax and interest, those who file frivolous income tax returns face a $5,000 penalty and may be subject to civil penalties of 20 or 75 percent of the underpaid tax. Those who pursue frivolous tax cases in court may face an additional penalty of up to $25,000. Some frivolous arguments that have been thrown out of court include:

- The instructions to Form 1040 do not display an OMB control number as required by the Paperwork Reduction Act of 1980.
- Wages are not income.
- A taxpayer may decline to pay taxes if the taxpayer disagrees with the government's use of tax revenues.
- A taxpayer's income is excluded from taxation when the taxpayer renounces U.S. citizenship because the taxpayer is a citizen exclusively of a state.
- Filing Form 1040 violates a taxpayer's "right to privacy" under the Fourth Amendment and a taxpayer's right against self-incrimination under the Fifth Amendment.
- The Sixteenth Amendment concerning congressional power to collect income taxes was never ratified.

Suspected tax fraud can be reported to the IRS using IRS Form 3949-A, Information Referral. The form is available at www.irs.gov or by calling 1-800-829-3676. The completed form or a letter detailing the alleged fraudulent activity should be mailed to the IRS and include specific information about who is being reported, the activity being reported, how the activity became known, when the alleged violation took place, the amount of money involved and any other information that might be helpful in an investigation. The identity of the person filing the report can be kept confidential. The person may be entitled to a reward.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

postal indicia

Shareholder Information

View Statements Online

View your statements anytime on our web-site, www.sitfunds.com, by accessing your account (click on blue "Account Access" button) and then clicking on "Statements & Reports." Your existing personal identification number (PIN) will allow you to access your statements. If you need a PIN, please call an Investor Services Representative at 800-332-5580.

2007 Investment Seminars

Attend our last Spring 2007 investment seminar at
The Edina Country Club (7:30 - 8:30 AM) or in our offices in the IDS Center (12:00 - 1:00 PM).
Enjoy a breakfast or lunch while you learn.
Guests are welcome.

May 23rd **HELP! I WANT TO BE ABLE TO RETIRE SOMEDAY...BUT HOW?**
Imagine going on a 20 or 30 year vacation. Now imagine how you'll pay for it. Learn how to estimate how much money you will need at retirement, how to develop a plan to reach your goals, and some tax saving strategies.

Contact Denise Johnson to reserve your spot.
612-359-2533 / 800-332-5580, ext. 533 or ddj@sitinvest.com

Sit Mutual Funds
CELEBRATING OUR FIRST 25 YEARS